Mail Stop 4561

November 18, 2009

Daniel J. Warmenhoven
Chief Executive Officer, Chairman of the Board
NetApp, Inc.
495 East Java Drive
Sunnyvale, CA 94089

> **Re:** **NetApp, Inc.**
> **Form 10-K for the Fiscal Year Ended April 24, 2009**
> **Form 10-Q for the Quarterly Period Ended July 31, 2009**
> **File No. 000-27130**

Dear Mr. Warmenhoven:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant